JNLNY VARIABLE FUND I LLC
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


March 8, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:    JNL Series Trust; File Nos. 33-87244 and 811-8894
       JNL Investors Series Trust; File Nos. 333-43300 and 811-10041 JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121 JNLNY Variable Fund I LLC; File Nos. 333-79415 and 811-09357 (ALL OF THE ABOVE HEREINAFTER REFERRED TO AS THE "ASSUREDS")

Dear Sir/Madam:

On behalf of JNLNY Variable Fund I LLC, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following documents:

   (i) A copy of the Revised Item 2 Endorsement to the Declarations Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above referenced Assureds, in the amount of $7.0 million, effective January 1, 2007, issued by Chubb Group of Insurance Companies is attached under EXHIBIT 1;

   (ii) A copy of the executed Joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1 (f) is attached under EXHIBIT 2;

   (iii) A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not "interested persons" of the Trusts/Funds, approving the amount, type, form and coverage of the Bond is attached under EXHIBIT 3; and

   (iv) A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Assured would have to maintain, had it not been named as an insured under the joint Bond is attached under
          EXHIBIT 4.

The premium for this Endorsement to the Bond has been appropriately paid.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

By: /s/ Susan S. Rhee
Susan S. Rhee

Enclosures